Exhibit 3.3
AMENDMENT TO CERTIFICATE
OF INCORPORATION
OF
COCRYSTAL HOLDINGS, INC.

I, Gary Wilcox, Chief Executive Officer of Cocrystal Holdings, Inc., a Delaware corporation (the “Corporation”), having been organized November 21, 2014 and existing under the laws of the State of Delaware, DO HEREBY CERTIFY:

That pursuant to Section 242(b) of the Delaware General Corporation Law and the provisions of the Corporation’s Certificate of Incorporation, the Board of Directors of the Corporation, on November 22, 2014, the holder of all of the outstanding shares of common stock of the Corporation, on November 22, 2014, and the holder of a majority of the outstanding shares of the Corporation’s Series B Convertible Preferred Stock, on November 24, 2014, all approved the following amendments to the Certificate of Incorporation:

1.  The name of the Corporation shall be changed to Cocrystal Pharma, Inc.

2.  The following individuals have been duly nominated and elected to serve on the Board of Directors of the Corporation and shall serve the Corporation until the next annual meeting of shareholders, or until their successors are duly elected and seated, provided, however, that nothing herein shall preclude the Corporation from changing its directors, subject to the rights of the holders of the Corporation’s Series A Convertible Preferred Stock and the holders of the Series B Convertible Preferred Stock:

David Block
Phillip Frost
Jeffrey Meckler
Steven Rubin
Raymond Schinazi
Gary Wilcox
Jane Hsiao

3.  Section 4(a) shall be replaced by the following:

(a)           Number of Shares. The number of shares constituting Series B Preferred Stock is fixed at 1,000,000 shares, par value $0.001 per share, with a stated value of $0.001 per share (the “Stated Value”), and such amount may not be increased or decreased except with the written consent of the holders of at least a majority of the issued and outstanding Series B Preferred Stock.

4.  Section 4(c) shall be replaced by the following:

   (c)           Voting.

    (1)           General. Except as otherwise expressly required by law or expressly provided herein, the holders of Series B Preferred Stock shall be entitled to vote on all matters submitted to stockholders of the Corporation, and each holder of Series B Preferred Stock held shall be entitled to a total number of votes per share that it would have on an as-converted basis. Except as otherwise required by law or expressly provided herein, the holders of shares of Series B Preferred Stock shall vote together with the holders of Series A Preferred Stock and holders of common stock on all matters and shall not vote as a separate class.

    (2)           Series B Protective Provisions.  At any time when shares of Series B Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Corporation’s Certificate of Incorporation, as amended by certificates of designation or otherwise) the written consent or affirmative vote of the majority of the then outstanding shares of Series B Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect.

(i) any action which would adversely affect any of the rights, preferences, privileges or limitations of the Series B Preferred Stock;

(ii) amend, alter or repeal any provision of the Certificate of Incorporation (including whether by certificate of designation or otherwise) or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series B Preferred Stock;
(iii) any change to the amount of common stock into which the Series B Preferred Stock is convertible, unless such change is a result of a stock split, stock dividend or combination in which all classes and series of capital stock are treated identically;

(iv) create, or authorize the creation of, or issue, or authorize the issuance of, or sell, or authorize the sale of any (a) capital stock (including but not limited to, the Corporation’s preferred stock or common stock, or any securities conferring the right to purchase the Corporation’s preferred stock or common stock or securities convertible into, or exchangeable for (with or without additional consideration), the Corporation’s preferred stock or common stock), (b) a royalty financing or royalty buyout arrangement, or (c) other form of funding principally for financing purposes, excluding shares of common stock or options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation (each such event, a “Financing Event”); provided, however, that such approval of the Series A pursuant to this Section 4(c)(2)(iv) shall not be required following the date when the Corporation has raised cumulatively at least $70,000,000 in aggregate cash proceeds from any one or more Financing Events which were previously approved by the Series B pursuant to this Section 4(c)(2)(iv); or

(v)       amend, alter or repeal any provision of the Certificate of Incorporation (including whether by certificate of designation or otherwise) or Bylaws of the Corporation or take any other action that affects the powers, preferences or rights (including any adjustments to the conversion amount, conversion price or conversion ratio) of any of the Corporation’s capital stock (including but not limited to, the Corporation’s preferred stock or common stock, or any securities conferring the right to purchase the Corporation’s preferred stock or common stock or securities convertible into, or exchangeable for (with or without additional consideration), the Corporation’s preferred stock or common stock).

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to Certificate of Incorporation as of November 24, 2014.

/s/ Gary Wilcox______________________
Name: Gary Wilcox
Title:   Chief Executive Officer and Secretary